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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2012 (MM/DD/YY) AND ENDING APRIL 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGHANA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. KRIDEL, JR. (212) 986-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2013
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. KRIDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FERGHANA SECURITIES, INC., as of APRIL 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



CARMEN HESLOP
Notary Public - State of New York
NO. 01HE6191607
Qualified in Kings County
My Commission Expires 08/16/2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2013

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Stockholder

Ferghana Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Ferghana Securities, Inc. (the "Company") as of April 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ferghana Securities, Inc. as of April 30, 2013 and the results of its operations and its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.



FOX & JURAN

New York, New York

May 23, 2013

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2013

ASSETS

Cash and cash equivalents	$ 222,766	
Accounts receivable	129,000	
Receivable from parent	214,748	
TOTAL ASSETS		$ 566,514

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 9,934	
Income taxes payable	57,600	
TOTAL LIABILITIES		$ 67,534
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$ 1	
Additional paid in capital	13,950	
Retained earnings	485,029	
TOTAL STOCKHOLDER'S EQUITY		498,980
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 566,514

See Independent Auditor's Report And Accompanying Notes to Financial Statements

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

Ferghana Securities, Inc. (The Company), a wholly owned subsidiary of Ferghana Partners Inc., was formed in Delaware on April 22, 1997. The Company is a Broker Dealer registered with Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC).

REVENUES:

The Company provides investment banking services to the global Healthcare and Chemicals Sectors for Equity Financing Transactions. Revenues are recorded on the accrual basis when earned.

CASH AND CASH EQUIVALENTS:

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

SIGNIFICANT CREDIT RISK AND ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES:

The Company and its parent, Ferghana Partners Inc. file consolidated Federal, State and City income tax returns. As a result, the Company pays its Federal, State and City income tax liability to its parent.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2013

3. INCOME TAXES

The Company files consolidated tax returns with its parent. The provision for income taxes is $ 57,600 which are due currently.

4. RELATED PARTY TRANSACTIONS

The Company is allocated costs from its parent for salaries, share of office space, bookkeeping and general overhead.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2013, the Company had net capital and aggregate indebtedness of $155,232 and $ 67,534 respectively. The net capital ratio was .4351 to 1 or 43.51% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $150,232.